# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TALPHERA, INC., CIK 0001427925
CUSIP: 00444T209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1850 GATEWAY DRIVE,, SUITE 175, SAN MATEO, California (CA), 94404
Date of event which requires filing of this statement: 09/07/2025
Filed by CIK 0001410098
Persons authorized to receive notices and communications: Joseph Todisco, Chief Executive Officer CorMedix Inc., 300 Connell Drive, Suite 4200, Berkeley Heights, New Jersey (NJ), 07922, (908)-517-9500

## Reporting persons
- CorMedix Inc. (CIK 0001410098): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 9,090,909; shared voting power 0; sole dispositive power 9,090,909; shared dispositive power 0; aggregate amount beneficially owned 9,090,909 (19.95% of the class)
  Comment: 1 The percent of class reported is based upon 45,559,015 Shares outstanding (which includes 20,522,655 Shares stated to be outstanding as of August 7, 2025 on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025 and an aggregate of 25,036,360 Shares issued by the Issuer in a private placement on September 10, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TALPHERA, INC.
Address of issuer's principal executive offices: 1850 GATEWAY DRIVE,, SUITE 175, SAN MATEO, California (CA), 94404

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by CorMedix Inc., a Delaware corporation (the "Reporting Person").

The name of each director and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.
Residence or business address:
The business address of the Reporting Person is 300 Connell Drive, Suite 4200, Berkeley Heights, New Jersey 07922.

The residence or business address of each director and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.
Present principal occupation or employment: The Reporting Person is a biopharmaceutical company.
Criminal convictions in the last five years: Within the last five years, neither the Reporting Person nor any person named in Attachment A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, neither the Reporting Person nor any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of each director and executive officer of the Reporting Person is set forth on Attachment A to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate consideration for the 9,090,909 shares of common stock, $0.001 par value per share (the "Shares") of Talphera, Inc. (the "Issuer") was $4,999,999.95. The source of the funds was the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 7, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with the Reporting Person, pursuant to which the Reporting Person purchased from the Issuer in a private placement 9,090,909 Shares at a purchase price of $0.55 per share upon the First Closing (as defined in the Purchase Agreement). The First Closing occurred on September 10, 2025.

Upon the First Closing, the Reporting Person has the right, subject to compliance with the applicable rules and regulations of The Nasdaq Capital Market, to designate one member of the Issuer's board of directors as long as the Reporting Person or its affiliates beneficially own at least 25% of the Shares the Reporting Person purchased at the First Closing.

Additionally, pursuant to the Purchase Agreement, following the public announcement by the Issuer of the achievement of the primary endpoint and topline clinical data and results of the NEPHRO CRRT clinical study for the Issuer's product candidate Niyad (the "Public Announcement"), the Reporting Person shall have the right for 60 days thereafter (the "Exclusivity Period") to negotiate exclusively with the Issuer with respect to an acquisition of 100% of the capital stock and equity interests of the Issuer (the "Acquisition Transaction"). During the Exclusivity Period, the Issuer agreed that it shall not engage in discussions with any other third party about an Acquisition Transaction, a sale or exclusive license of all or substantially all of the assets of the Issuer or any similar transaction. If after conducting good faith negotiations during the Exclusivity Period, the parties are unable to reach a definitive agreement with respect to an Acquisition Transaction, the Issuer will not, for a period of nine months from the date of the Public Announcement, enter into a definitive agreement or binding arrangement with a third party with respect to an Acquisition Transaction or similar transaction on financial terms less favorable (in the good faith determination of the board of directors of the Issuer) than those offered in writing by the Reporting Person during the Exclusivity Period (if any) without the written consent of the Reporting Person. The right of first negotiation shall terminate upon the earlier of: (i) the Issuer's public announcement of the termination of the NEPHRO CRRT clinical study for any reason prior to the achievement of the study's primary endpoint and (ii) December 31, 2027.

The Shares acquired by the Reporting Person have been acquired for investment purposes. The Reporting Person intends to participate in the management of the Issuer through representation on the Issuer's board of directors, as described above. The Reporting Person intends to regularly review its investment in the Issuer. Based on such review as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Person, may, and reserve the right to, evaluate their investments and make strategic decisions based thereon, including making further acquisitions of the Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held by the Reporting Person at any time in the public market through open market sales, registered or unregistered block trades, in privately negotiated transactions or otherwise. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on September 10, 2025, Reporting Person beneficially owns 9,090,909 Shares of the Issuer, representing approximately 19.95% of the Issuer's outstanding Shares (based upon 20,522,655 Shares stated to be outstanding as of August 7, 2025 on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025 and an aggregate of 25,036,360 Shares issued by the Issuer in a private placement on September 10, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Issuer held by it.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not effected any transactions in the Shares within the past 60 days nor has any person listed on Attachment A effected any transactions in the Shares within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Purchase Agreement.

The information set forth under Item 4 of this Schedule 13-D is incorporated herein by reference.

Registration Rights Agreement.

On September 7, 2025, the Reporting Person and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed, among other things, to file a registration statements under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "SEC"), covering the resale of the Shares issued in the private placement no later than 15 days following the applicable closing date, and to use reasonable best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 90 days following the applicable closing date in the event of a "full review" by the SEC.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Securities Purchase Agreement, dated September 7, 2025 between Talphera, Inc. and CorMedix Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 10, 2025).

www.sec.gov/Archives/edgar/data/1427925/000143774925028787/ex_860249.htm

2. Form of Registration Rights Agreement, dated September 7, 2025, by and between Talphera, Inc. and the Purchasers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 10, 2025).

www.sec.gov/Archives/edgar/data/1427925/000143774925028787/ex_860250.htm

3. Attachment A.

## Signatures
- CorMedix Inc.: /s/ Joseph Todisco, Joseph Todisco/Chief Executive Officer (09/12/2025)